Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 15 DATED JULY 23, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, which superseded and replaced all prior supplements to the Prospectus, Supplement No. 10 dated May 27, 2004, Supplement No. 11 dated June 9, 2004, Supplement No. 12 dated June 23, 2004, Supplement No. 13 dated June 29, 2004 and Supplement No. 14 dated July 1, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a 13-story office building containing approximately 431,000 rentable square feet in Winston-Salem, North Carolina; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on November 26, 2003. As of July 22, 2004, we had received aggregate gross offering proceeds of approximately $344.0 million from the sale of approximately 34.4 million shares in our initial public offering. After payment of approximately $6.9 million in acquisition fees, payment of approximately $32.7 million in selling commissions and dealer manager fees and $6.9 million in other organization and offering expenses, as of July 22, 2004, we had raised aggregate net offering proceeds of approximately $297.5 million.

Acquisition of One West Fourth Street Building

On July 23, 2004, we purchased a 13-story office building containing approximately 431,000 rentable square feet (the “One West Fourth Street Building”) from Magnolia One Partners, LLC, which is not affiliated with us or Wells Capital, Inc. (the “Advisor”). The One West Fourth Street Building is located on an approximate 2.3-acre parcel of land at One West Fourth Street in Winston-Salem, North Carolina.

The purchase price of the One West Fourth Street Building was approximately $77.7 million, plus closing costs. The acquisition was funded with (1) net proceeds raised from this offering, (2) proceeds from our $430.0 million line of credit with Bank of America, N.A. and (3) the assumption of a $51.3 million fixed rate loan secured by the property in favor of New York Life Insurance Company (the “New York Life Loan”). The New York Life Loan requires monthly principal and interest payments of approximately $0.4 million and matures in December 2018. The annual interest rate on the New York Life Loan is 5.8%. We may prepay the New York Life Loan in full any time after January 2008 for a fee equal to the greater of (a) 1% of the then outstanding principal balance or (b) the present value of the remaining scheduled payments of principal and interest less the amount of principal being repaid.

The One West Fourth Street Building, which was completed in 2002, is leased to Wachovia Bank, N.A. (“Wachovia”) (approximately 46%) and Womble, Carlyle, Sandridge & Rice, PLLC (“Womble Carlyle”) (approximately 40%) and various other office and retail tenants (approximately 6%). Approximately 8% of the One West Fourth Street Building is currently vacant.

Wachovia provides a range of commercial and retail banking and trust services through full-service banking offices, and is one of three key subsidiaries of Wachovia Corporation, the nation’s fourth largest banking institution. Wachovia Corporation reported a net worth, as of March 31, 2004, of approximately $33.3 billion.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

Womble Carlyle is a 128-year old law firm that represents corporations, businesses and foundations in a broad range of industries, including manufacturing, transportation and energy, financial services, insurance and healthcare. Womble Carlyle employs more than 450 lawyers and 1,200 staff in nine offices in the United States. In addition to housing over 150 of the firm’s lawyers, the One West Fourth Street Building serves as Womble Carlyle’s technical hub for the voice and computer network that links the firm’s other eight offices.

The current aggregate annual base rent for Wachovia, Womble Carlyle and the four additional tenants in the One West Fourth Street Building is approximately $8.4 million. The current weighted-average remaining lease term for all tenants in the One West Fourth Street Building is approximately 12 years. Wachovia and Womble Carlyle have the right, at their option, to extend the initial terms of their leases for three additional five-year periods. Womble Carlyle has the right to reduce its space by not more than 25% effective May 2007 for a termination fee equal to the sum of unamortized tenant improvements, applicable brokerage commissions relating to re-leasing downsized space, six months base rent for downsized space and $15.00 per square foot of downsized space.

Magnolia Partners, LLC, which is not affiliated with us or our Advisor, is the current on-site property manager for the One West Fourth Street Building. We do not intend to make significant renovations or improvements to the One West Fourth Street Building in the near term. We believe that the One West Fourth Street Building is adequately insured.

Indebtedness

Following the acquisition of the One West Fourth Street Building, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 50%. Following the acquisition, total indebtedness was $290.5 million, which consisted of the $51.3 million assumed loan and borrowings under our $430.0 million credit facility of approximately $239.2 million. Based on the value of our borrowing base properties, we had approximately $62.2 million in remaining capacity under our $430.0 million credit facility.